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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

OXFORD INDUSTRIES, INC.
(Name of Issuer)
Common Stock $1.00 Par Value
(Title of Class of Securities)
691497-30-9
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	691497-30-9	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	JOHN HICKS LANIER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		1,529,759

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,529,759

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,529,759 (includes 10,400 shares which may be acquired within 60 days after December 31, 2007 pursuant to the exercise of stock options).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.53%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page	3	of	5
Item 1.

(a)	Name of Issuer	OXFORD INDUSTRIES, INC.

(b)	Address of Issuer’s Principal Executive Offices	222 Piedmont Avenue, NE Atlanta, GA 30308
Item 2.

(a)	Name of Person Filing	JOHN HICKS LANIER

(b)	Address of Principal Business Office or, if none, Residence	222 Piedmont Avenue, NE Atlanta, GA 30308

(c)	Citizenship	U.S.A

(d)	Title of Class of Securities	Common Stock $1.00 Par Value

(e)	CUSIP Number	691497-30-9

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(l)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page	4	of	5
Item 4. Ownership.     See Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Persons other than the undersigned have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of 492,477 shares of Oxford Industries, Inc. common stock reported in this Schedule 13G. No such person’s interest relates to 5% of the outstanding shares of such stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable

Page	5	of	5
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date
/s/ John Hicks Lanier

Signature

John Hicks Lanier

Name/Title